UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

AGR TOOLS, INC.
(Exact name of registrant as specified in its charter)

Nevada	000-52043	98-0480810
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Lido Circle, Suite C-1
Lakeway, TX 78734
 (Address of principal executive offices)

936-539-5744
(Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

AGR Tools, Inc.
100 Lido Circle, Suite C-1
Lakeway, TX 78734

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

_________________

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY OR TAKE ANY OTHER ACTION

INTRODUCTION

This Information Statement is being mailed on or about June 11, 2010 to the holders of shares of common stock par value $0.001 of AGR Tools, Inc., a Nevada corporation (“we”, “us”, “our”, or the “Company”).

You are receiving this Information Statement in connection with a reverse merger completed on May 27, 2010 which resulted in a change in control of our company as described below. In connection with the reverse merger, we are proposing to appoint three new members to our Board of Directors, which appointments are expected to become effective 10 days after the date this Information Statement is filed with the Securities and Exchange Commission (“SEC”) and mailed to our shareholders in accordance with Rule 14f-1 under the Securities Exchange Act of 1934 (the “Exchange Act”).

On May 27, 2010, we completed the acquisition of AGR Stone & Tools USA, Inc., a private Texas company (“AGR”), by way of an exchange of shares on a one for one basis which resulted in AGR USA becoming our wholly-owned subsidiary.  The acquisition has been accounted for as a “reverse merger” with AGR treated as the continuing reporting entity and acquirer for accounting purposes.

The following is a description of certain material terms of the acquisition, as they are set out in the share exchange agreement dated October 29, 2009 between us and AGR USA (the “Share Exchange Agreement”), a copy of which has been filed with the SEC under Form 8-K filed on November 2, 2009:

1.	the Company agreed to issue one share of its common stock to the current shareholders of AGR for each share of AGR held by them;

2.	AGR agreed to obtain approval for the share exchange from holders of at least two-thirds of its voting securities pursuant to the Texas Business Corporation Act;

3.	AGR agreed that it have no more than 46,186,516 shares of its common stock issued and outstanding on the closing date of the Share Exchange Agreement;

4.	both AGR and the Company agreed to be reasonably satisfied with their respective due diligence investigation of the other;

5.
AGR agreed that it would deliver to the Company financial statements for its last two fiscal years and any applicable interim period ended no more than 35 days before the closing of the Share Exchange Agreement, prepared in accordance with US GAAP and audited by an independent auditor registered with the Public Company Accounting Oversight Board in the United States;

6.	Tom Brown, the former sole officer and director of the Company, agreed he would cancel 25,000,000 shares of common stock of the Company held in his name;

7.	AGR agreed to file all required documentation with the Texas Secretary of State to effect the share exchange; and

8.	David Chapman, the director of the Company, agreed he would subsequently resign and AGR would appoint a new director to fill the resulting vacancy.

On October 29, 2009, AGR received approval for the transactions contemplated by the Share Exchange Agreement from holders of approximately 77% of its voting securities through written resolution in lieu of holding a meeting.  We subsequently consummated the transactions contemplated by the Share Exchange Agreement on May 27, 2010.

As a result of the completion of the reverse merger, we are proposing to appoint the following persons to our Board of Directors, each of whom is currently an officer of our Company: Rock Rutherford, John Kuykendall and Todd Rutherford.  David Chapman, or sole director currently, will be resigning as our director upon the appointments becoming effective.

This Information Statement is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this Information Statement. You are not requested to respond to this Information Statement in any way or take any other action.

VOTING SECURITIES OF THE COMPANY

On June 10, 2010, there were 86,186,516 shares of common stock of the Company issued and outstanding held of record by 43 shareholders. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, age and position of our executive officers, directors and proposed directors as of June 10, 2010:

Name	Age	Position
Rock Rutherford	65	President, Chief Executive Officer, Proposed Director
Michael Killman	64	Chief Financial Officer, Principal Accounting Officer
John Kuykendall	67	Secretary, Treasurer, Proposed Director
Michael Todd Rutherford	39	Vice President of Information Technology, Proposed Director
David Chapman	55	Director

Our directors serve as such until our next annual shareholders meeting and until their successors are elected and qualified. Our executive officers serve at the discretion of our Board of Directors. There are no arrangements, agreements or understandings between non-management security holders and management under which non-management security holders may directly or indirectly participate in or influence the management of our affairs.

Rock Rutherford – President, Chief Executive Officer

Rock Rutherford has been our President and Chief Executive Officer since August 7, 2009.

Mr. Rutherford has been an international trader and business consultant specializing in the Chinese market since 1983. He has been living and conducting business in Asia for more than thirty five years and was involved in the first trade fair held in Beijing through the offices of the United Nations in 1985. Mr. Rutherford is currently an advisor to the World Import/Export Bank for the development of American manufacturing and export of American made products into China. He also works with the U.S. State Department in advising American development with the commerce sections of the U.S. Embassies in mainland China.

From 1994 to 2001, Mr. Rutherford was the Chief Executive Officer and Managing Director of CPR Ltd. and was responsible for all of its mining and commodities operations in Asian and East Africa. From 2001 to the present, Mr. Rutherford has served as the Chief Executive Officer and Managing Director for AGR Stone & Tools USA, Inc.

Mr. Rutherford is currently a director of Global Security Agency Inc., a U.S. public company based in Texas.

Michael Killman – Chief Financial Officer, Principal Accounting Officer

Michael Killman has been our Chief Financial Officer and Principal Accounting Officer since August 7, 2009.

Mr. Killman received his B.B.A. and M.S. from Texas Tech University and has been a Certified Public Accountant in the State of Texas since 1972. He was employed as an audit manager with Arthur Anderson for five years before moving to Peat, Marwick, Mitchell & Co. in Midland, Texas to become the Audit Manager in charge of the firm’s financial institution practice. In 1983, he became the Chief Financial Officer for First West Financial Corporation, a bank holding company, and since 1987 he has been the President of Killman, Murrell & Co., P.C. in Odessa, Texas, a firm which has acted for publicly traded clients since 1989. In this role, Mr. Killman is responsible for the firm’s audit activity. He is also an active instructor for the Center for Professional Advancement, Inc. seminar “SEC Reporting 101”.

John Kuykendall – Secretary, Treasurer

John Kuykendall has been our Secretary and Treasurer since August 7, 2009.

Mr. Kuykendall is one of the founders of AGR Stone & Tools USA, Inc., a company he began in 2001 and with whom he is presently engaged. He is currently serving as its Secretary and Treasurer and is responsible for all of its financial functions. Mr. Kuykendall received a B.B.A. degree from Southern Methodist University and is licensed as a Certified Public Accountant in the State of Texas. Earlier in his career, he was the part owner and Chief Financial Officer of Home Furniture Company, one of the larger retail furniture chains in the Southwest.  Since 1986 he has acted as the principal of John D. Kuykendall, CPA, LLC, a position he continues to occupy. He has been practicing as a Certified Public Accountant for the last twenty years and has clients based in Austin, San Antonio and Houston.

Mr. Kuykendall is currently a director of Global Security Agency Inc., a U.S. public company based in Texas.

Michael Todd Rutherford – Vice President of Information Technology

Michael Todd Rutherford has been our Vice President of Information Technology since August 7, 2009.

Mr. Rutherford is an information technology professional with management experience in a broad array of industries spanning the past 17 years. He has served numerous systems management functions on Department of Defense research projects and clients such as Bank of America and Fleet Mortgage. He has served as IT Director for several commodities companies located in the EU and Far East.  He has helped coordinate multi-million dollar expansions and upgrades of corporate data centers including the implementation of cutting-edge server virtualization technology that has resulted in significant cost savings and expanded technological flexibility for these facilities.

From 2001 to the present, Mr. Rutherford has been working with Memorial Hospitals as a Systems Manager in charge of all technology systems including voice and data networks for multiple facilities. From 2006 to the present he has also been working as Vice President of Information Technology with AGR Stone & Tools USA, Inc. He has been responsible for the strategy and implementation of all network and computer systems for the enterprise involving all aspects of information technologies research including hardware, software and services specification.

David Chapman – Director

David Chapman has been our Director since September 2, 2009.

Mr. Chapman has been a mortgage broker for Aris Mortgage Corp., a company that of which he is also the owner, since September 2005. From September 1999 to August 2005, he acted in a sales capacity for Kildare Sign Service & Installation Ltd., a sign manufacturing company located in Kelowna, British Columbia, Canada. Mr. Chapman received his mortgage broker license in 2005 and his a real estate broker license in 1979, having graduated from programs for both at the University of British Columbia.

Mr. Chapman does not currently serve as a director of any other public company or any company registered as an investment company.

Significant Employees

Other than our executive officers, we have no employees that make a significant contribution to our business.

Director Independence

Our current director is not considered “independent” under applicable SEC rules.  In addition, none of the proposed directors will be considered independent.  Given the size of our company and financial constraints, Rock Rutherford will serve as our principal executive officer and Chairman of our Board of Directors.  We plan to appoint independent directors in the future as our operations expand and our finances allow.

Corporate Governance

Given the size of our company and financial constraints, we currently do not have a nominating committee or compensation committee of our Board of Directors.  We have established an audit committee.  The functions of a nominating committee, compensation committee and audit committee are conducted by the entire Board of Directors.

We established an audit committee on September 30, 2009.  David Chapman, our sole director, is currently the only member of the audit committee.  Upon their appointments becoming effective, the audit committee will be comprised of Rock Rutherford, John Kuykendall and Todd Rutherford, none of whom will be independent directors. We will have one financial expert serving on our audit committee, John Kuykendall.

The audit committee operates pursuant to an audit committee charter and is responsible for meeting with and reviewing our annual and interim financial statements and the results of the audit of our financial statements with our independent auditors, recommending the selection of our independent auditors, maintaining internal controls over financial reports and other related financial matters.

Our Board of Directors has not adopted a formal procedure for shareholders to send communications to the Board of Directors.  However, shareholders may send communications to our Secretary at info@agr.com, who will forward all such communications to our Board of Directors.

Due to the size of our company and financial constraints, the Company currently has no formal policy for the consideration of director candidates for election to the Board of Directors recommended by securityholders.

However, not less than 120 days prior to the next annual meeting of shareholders, the Board will accept written submissions from shareholders of proposed nominees to our Board of Directors that include the name, address and telephone number of the proposed nominee; a brief statement of the nominee’s qualifications to serve as a director; and a statement as to why the securityholder submitting the proposed nominee believes that the nomination would be in the best interests of the Company and its securityholders. If the proposed nominee is not the same person as the shareholder submitting the name of the nominee, a letter from the nominee agreeing to the submission of his or her name for consideration should be provided at the time of submission. The letter should be accompanied by a résumé supporting the nominee's qualifications to serve on the Board of Directors, as well as a list of references.

During the fiscal year ended October 31, 2009, our sole director executed eight unanimous written consent resolutions without holding a formal meeting.  We have no formal policy relating to attendance by members of our Board of Directors at our annual meeting; however, all directors are encouraged to attend.

Legal Proceedings

None of our directors, proposed directors or executive officers has been involved in any of the proceedings set out under Item 401(f) of Regulation S-K during the past ten years, including:

●	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
●	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);
●
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

●
being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, where the judgment has not been reversed, suspended, or vacated.

Family Relationships

Rock Rutherford, our President and Chief Executive Officer, is the father of Michael Todd Rutherford, our Vice President of Information Technology. Other than this relationship, there are no family relationships among our directors or executive officers.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the ownership, as of June 10, 2010, of our common stock held by each of our executive officers, directors and proposed directors, by all of our executive officers, directors and proposed directors as a group, and by each person known to us who is the beneficial owner of more than 5% of any class of our securities. As of June 10, 2010, there were 81,186,516 shares of our common stock issued and outstanding. All persons named have sole voting and investment control with respect to the shares, except as otherwise noted.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
Common Stock	Rock Rutherford (1)	27,305,000	33.6
Common Stock	Michael Killman (2)	0	0
Common Stock	John Kuykendall (3)	8,006,000	9.9
Common Stock	Michael Todd Rutherford (4)	4,000,000	4.9
Common Stock	David Chapman (5)	0	0
	All Officers and Directors as a Group	39,311,000	48.4
Common Stock	Richard Smith 2285 West 15th Avenue Vancouver, BC, Canada	6,931,727	8.5
Common Stock	Nick Colvin Suite 192 – 14 Village Lane Okotoks, Alberta, Canada	7,305,254	9.0

(1)	Mr. Rutherford is our President and Chief Executive Officer and a proposed director.

(2)	Mr. Killman is our Chief Financial Officer and Principal Accounting Officer.

(3)	Mr. Kuykendall is our Secretary and Treasurer and a proposed director.

(4)	Mr. Rutherford is our Vice President of Information Technology and a proposed director.

(5)	Mr. Chapman is our sole director currently.

Changes in Control

There are no arrangements known to us the operation of which may, at a subsequent date, result in a change in our control.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following summary compensation table sets forth the total annual compensation paid or accrued by us to or for the account of our principal executive officers during the last two fiscal years ended October 31, 2009:

Name and Principal Position	Year	Salary ($)	Total ($)
Thomas Brown (2)	2009	4,500 (3)	4,500 (3)
	2008	6,000 (3)	6,000 (3)
Rock Rutherford (4)	2009	1,500 (3)	1500 (3)
Michael Killman (5)	2009	Nil	Nil

(1)
We have omitted certain columns in the summary compensation table pursuant to Item 402(a)(5) of Regulation S-K as no compensation was awarded to, earned by, or paid to any of the executive officers or directors required to be reported in that table or column in any fiscal year covered by that table.

(2)
Mr. Brown was our President, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Secretary, Treasurer from March 11, 2004 to August 7, 2009, and our Director from March 11, 2004 to September 2, 2009.

(3)	Consists of a monthly fee of $500 for management services.

(4)	Rock Rutherford has been our President and Chief Executive Officer since August 7, 2009.

(5)	Michael Killman has been our Chief Financial Officer since August 7, 2009.

Option Grants

We have not granted any compensation in the form of options, stock, or equity incentive plan awards to our directors or executive officers.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans pursuant to which we provide pension, retirement or similar benefits to our directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the Board of Directors.

Employment Agreements

We have not entered into any employment or other related agreements with any of our current officers.

Compensation of Directors

We reimburse our directors for expenses incurred in connection with attending board meetings but have not paid any director's fees or other compensation to our directors for services rendered.  We have no standard arrangement pursuant to which our directors are compensated for their services in their capacity as directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the year ended June 30, 2009, the Company incurred consulting fees of $19,147 (2008 - $4,494) and rent of $6,000 (2008 - $3,000) to Rock Rutherford.

During the year ended June 30, 2009, the Company incurred consulting fees of $9,573 (2008 - $2,247) and rent of $6,000 (2008 - $3,000) to John Kuykendall.

During the year ended June 30, 2009, the Company recovered $12,510 of a loan receivable from a company controlled by Rock Rutherford and John Kuykendall written off previously. During the year ended June 30, 2008, the Company wrote off a loan receivable of $5,053 from this company.

During the year ended June 30, 2009, the Company wrote off a loan receivable of $33,591 from a company controlled by Rock Rutherford and John Kuykendall.

As at June 30, 2009, included in accounts payable is $19,297 (2008 - $5,463) owed to John Kuykendall.

As at June 30, 2009, the Company owes a total of $55,297 (2008 - $48,094) to John Kuykendall which is non-interest bearing, unsecured and due on demand. During the year ended June 30, 2009, the Company recognized imputed interest of $4,424 (2008 - $3,641) on the amount owed which was recorded as additional paid-in capital and charged to operations.

As at June 30, 2009, the Company owes $1,100 (2008 - $1,300) to David Chapman, the director of the Company.

During the nine months ended March 31, 2010, the Company incurred consulting fees of $16,824 (2009 - $23,641) and rent of $4,500 (2009 - $4,500) to Rock Rutherford.

During the nine months ended March 31, 2010, the Company incurred consulting fees of $nil (2009 - $11,820) and rent of $4,500 (2009 - $4,500) to John Kuykendall.

As at March 31, 2010, included in accounts payable is $19,980 (June 30, 2009 - $19,297) owed to John Kuykendall.

As at March 31, 2010, the Company owes a total of $59,497 (June 30, 2009 - $55,297) to John Kuykendall which is non-interest bearing, unsecured and due on demand. During the nine months ended March 31, 2010, the Company recognized imputed interest of $3,570 (2009 - $nil) on the amount owed which was recorded as additional paid-in capital and charged to operations.

Related party transactions are not pre-approved unless they are deemed to be extraordinary transactions, in which case they would be pre-approved by the Board of Directors and any interested director would abstain from voting on such matters.

There have been no other transactions since the beginning of our last fiscal year or any currently proposed transactions, in which we are, or plan to be, a participant and the amount involved exceeds $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which we are a party or our property is subject. We are not aware of any proceedings to which any of our directors, officers or affiliates, or any registered or beneficial holders of more than 5% of any class of our securities, or any associate of any such director, officer, affiliate or security holder are an adverse party or have a material interest adverse to us.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES ACT OF 1934

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports to changes in ownership of common stock and other equity securities of the Company. Officers and directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, based solely on a review of the copies of such reports furnished to the Company and information otherwise available to the Company, as of June 10, 2010, all Section 16(a) filing requirements applicable to the Company's officers, directors and greater than 10% beneficial owners were complied with, with the exception of a Form 4 filing by Mr. Chapman with respect to the sale of 250,000 of our shares of common stock held by him.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

AGR TOOLS, INC.

By:

/s/ Rock Rutherford
Rock Rutherford,
President and Chief Executive Officer

June 11, 2010